[COLUMBIA THREADNEEDLE LETTERHEAD]

Columbia Acorn Trust

227 W. Monroe Street

Suite 3000

Chicago, Illinois 60606

July 1, 2019

Ladies and Gentlemen:

With respect to Columbia Acorn Trust (the “Trust,” and each series thereof a “Fund,” and together the “Funds”), Columbia Management Investment Services Corp., the Funds’ transfer agent (“CMIS”), hereby contractually undertakes as of the date hereof to waive a portion of the transfer agent and sub-transfer agency fees (together, “Combined TA Fees”) that would otherwise be payable to CMIS under the Transfer, Dividend Disbursing and Shareholders’ Servicing Agreement dated as of May 1, 2012 between the Trust, on behalf of the Funds, and CMIS (the “Transfer Agent Agreement”) and the Side Letter Agreement between the Trust and CMIS dated as of July 1, 2017 relating to the Transfer Agent Agreement, such that through April 30, 2020 the annual Combined TA Fees paid by:

(1)

Columbia Acorn USA shall not exceed 0.04% of the average daily net assets of the Fund attributable to Class Institutional 2 Shares of the Fund and 0.00% of the average daily net assets of the Fund attributable to Class Institutional 3 Shares of the Fund;

(2)

Columbia Acorn International Select shall not exceed 0.05% of the average daily net assets of the Fund attributable to Class Institutional 2 Shares of the Fund and 0.00% of the average daily net assets of the Fund attributable to Class Institutional 3 Shares of the Fund; and

(3)

Columbia Acorn European Fund shall not exceed 0.05% of the average daily net assets of the Fund attributable to Class Institutional 2 Shares of the Fund and 0.00% of the average daily net assets of the Fund attributable to Class Institutional 3 Shares of the Fund.

This undertaking shall be binding upon any successors and assignees of CMIS.

Very truly yours,

COLUMBIA MANAGEMENT INVESTMENT SERVICES, CORP.

/s/ Lyn Kephart-Strong
Lyn Kephart-Strong

Agreed and accepted by

COLUMBIA ACORN TRUST

/s/ Matthew Litfin
Matthew Litfin Co-President